Exhibit 99.1

FOR IMMEDIATE RELEASE

Cimetrix Announces Second Quarter 2013 Financial Results
Solid Track Record of Profitability Leads to $1.4M Benefit to Net Income and Stockholders’ Equity

SALT LAKE CITY, UT — August 12, 2013 — Cimetrix Incorporated (OTCQB: CMXX, www.cimetrix.com), a leading provider of factory automation and equipment control software solutions for the global semiconductor, photovoltaic, LED, and other electronics industries, today reported financial results for the second quarter of 2013.

Second Quarter 2013 Financial Results

•	Total software revenue was $1,223,000 down 7% from the second quarter of 2012 revenue of $1,322,000, and down 9% from Q1 2013 revenue of $1,349,000.
•	Total revenue was $1,318,000, down 7% from the second quarter of 2012 revenue of $1,417,000 and down 6% from Q1 2013 total revenue of $1,399,000.
•	Software support revenue was $271,000, up 25% from the second quarter of 2012 revenue of $216,000 and up 16% from Q1 2013 revenue of $234,000.
•	Professional services revenue was $85,000, in-line with our corporate strategy.
•	Net income for the second quarter of 2013 was $1,389,000, which included a one-time benefit of $1,366,000 associated with the recording of the Company’s deferred tax asset.

Six Month 2013 Financial Results

•	Software revenue of $2,582,000 was up 2% from the first half of 2012.
•	Software support revenue of $505,000 was up 10% year-over-year.
•
Professional Services revenue was down 71% to $135,000 from $473,000 in the first half of 2012, reflecting the Company’s strategy of focusing on new product development and encouraging customers to use the Cimetrix worldwide network of systems integrators for engineering services.

•	Total revenue of $2,717,000 was down 10% from total revenue of $3,005,000 in the first half of 2012, primarily due to the decline in professional services revenue.
•	Net income was $1,418,000, including the one-time benefit of $1,366,000 associated with recording the Company’s deferred tax asset, compared to $44,000 in the first half of 2012.

Management Comments

“Our second quarter results were in-line with expectations. We are pleased to obtain five new design wins, indicating that companies consistently want to use Cimetrix products as they develop new systems,” stated Bob Reback, president and chief executive officer. “As expected, runtime license revenue associated with customer machine shipments increased from the first quarter. However, SDK license revenue decreased from the high number of design wins achieved during the first quarter. The net result was new software licenses revenue decreased 14% quarter-to-quarter. The increase in software license updates and product support on a quarter-to-quarter basis, as well as year-over-year, is a strong indicator of a growing customer base of OEM’s that have been designing new systems with Cimetrix products.”

“Lastly, since the industry downturn that occurred during 2008 and 2009, we modified our business model and have been profitable for 16 consecutive quarters. Because of this track record and likelihood of continued profitability, and after careful and conservative analysis, the second quarter results include a $1.4 million valuation of the deferred tax asset.”

Second Quarter 2013 Highlights

•
Five new customer design wins. The Company was awarded five new design wins for its factory connectivity software design kits (SDKs) from companies in North America and Asia. The customers are developing equipment for 300mm semiconductor wafer fabrication and for equipment outside of the semiconductor industry. These wins are expected to provide new runtime license revenue beginning in 2014 and continuing for many years.

•	$1.4 million valuation of deferred tax asset. Stockholders’ equity significantly increased.
•	New CIMConnect Service Release. We have shipped the new CIMConnect service release to customers, which adds new features and enhancements, as well as supporting changes to SEMI connectivity standards.

Third Quarter 2013 Outlook

Industry analysts, particularly from SEMI, have been maintaining that 2013 will be a flat-to-slightly down year for semiconductor equipment, with the expectation that there will be a recovery in 2014. We believe Cimetrix is well-positioned for the long-term, and we are maintaining our focus on new product development, disciplined cost controls, and earning new customers.

About Cimetrix Incorporated
Cimetrix (OTCQB: CMXX) develops and supports factory automation software products for the global semiconductor, photovoltaic, LED, and other electronics industries. Cimetrix factory connectivity software allows for rapid and reliable implementation of the SEMISECS/GEM, GEM300, PV2, and EDA standards. Our flexible equipment control framework software is the latest technology that enables equipment suppliers to design and implement their supervisory control, material handling, operator interface, platform and process control, and automation requirements of manufacturing facilities. Cimetrix products can be found in virtually every 300mm semiconductor factory worldwide and include CIMControlFramework™, CIMConnect™, CIM300™, and CIMPortal™. The added value of Cimetrix passionate Support and Professional Services delivers an outstanding solution for precision equipment companies worldwide.

Cimetrix is an active member in both Semiconductor Equipment and Materials International (SEMI), including the SEMI PV Group, and SEMATECH.

For more information, please visit www.cimetrix.com.

Safe Harbor Statement:
The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to recovery of the economic markets into which the Company sells products, increased capital expenditures by semiconductor chip manufacturers, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company's most recent filing on Form 10-K, which further details such risk factors.

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Company Contact
Rob Schreck
Cimetrix Incorporated
Phone: (801) 256-6500
rob.schreck@cimetrix.com

CIMETRIX INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2013	December 31,
ASSETS	(Unaudited)	2012
Current assets:
Cash	$924,000	$1,027,000
Accounts receivable, net	794,000	642,000
Inventories	7,000	16,000
Prepaid expenses and other current assets	116,000	102,000
Deferred tax asset - current portion	78,000	-
Total current assets	1,919,000	1,787,000

Property and equipment, net	67,000	81,000
Goodwill	64,000	64,000
Deferred tax asset - long-term portion	1,288,000	-
Other assets	6,000	20,000

Total assets	$3,344,000	$1,952,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$44,000	$49,000
Accrued expenses	181,000	230,000
Deferred revenue	369,000	338,000
Total current liabilities	594,000	617,000

Total liabilities	594,000	617,000

Commitments and contingencies

Stockholders’ equity:
Common stock; $.0001 par value, 100,000,000 shares
authorized, 45,042,006 and 45,567,006 shares issued,
respectively	4,000	4,000
Additional paid-in capital	33,727,000	33,683,000
Treasury stock, 25,000 shares at cost	(49,000)	(49,000)
Accumulated deficit	(30,932,000)	(32,303,000)
Total stockholders’ equity	2,750,000	1,335,000

	$3,344,000	$1,952,000

CIMETRIX INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
Revenues:
New software licenses	$962,000	$1,106,000	$2,077,000	$2,074,000
Software license updates and product support	271,000	216,000	505,000	458,000
Total software revenues	1,233,000	1,322,000	2,582,000	2,532,000
Professional services	85,000	95,000	135,000	473,000

Total revenues	1,318,000	1,417,000	2,717,000	3,005,000

Operating costs and expenses:
Cost of revenues	558,000	569,000	1,141,000	1,313,000
Sales and marketing	232,000	239,000	498,000	510,000
Research and development	206,000	232,000	397,000	450,000
General and administrative	292,000	325,000	607,000	648,000
Depreciation and amortization	17,000	16,000	34,000	31,000

Total operating costs and expenses	1,305,000	1,381,000	2,677,000	2,952,000

Income from operations	13,000	36,000	40,000	53,000

Other income (expenses):
Interest income	1,000	-	1,000	-
Interest expense	-	(3,000)	-	(3,000)
Other income	4,000	-	7,000	-
Total other income (expenses), net	5,000	(3,000)	8,000	(3,000)

Income before income taxes	18,000	33,000	48,000	50,000

Provision for income taxes (benefit)	(1,371,000)	4,000	(1,370,000)	6,000

Net income	$1,389,000	$29,000	$1,418,000	$44,000

Net income per common share:
Basic	$0.03	$0.00	$0.03	$0.00
Diluted	$0.03	$0.00	$0.03	$0.00

Weighted average number of shares
outstanding:
Basic	45,530,000	45,722,000	45,718,000	45,710,000
Diluted	46,144,000	46,353,000	46,338,000	45,710,000